THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 15, 2012

Ms. Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551

Dear Ms Gowetski:

In response to your letter of comments dated March 12, 2012, please be advised as follows:

General

1.         Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09 provides:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009].

An analysis of the elements set forth above provides the following:

a.         The issuer is not receiving any of the proceeds from the sale of the securities.

b.	The following is a summary of the issuances of the shares to the selling shareholders; how long the shares have been held; and, the circumstances in which they received the shares.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
March 15, 2012
Page 2

*
On May 29, 2009, we issued 50,000,000 shares of common stock to Michel St-Pierre, our sole officer and director, pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The sale of the shares took place outside the United States of America with a non-US person. The purchase price of the shares was $50.  The individual was furnished the same information that could be found in Part I of a Form S-1 registration statement and this person is a sophisticated investor.  These shares were deemed founders shares and were issued at the formation of the Company.

*
On February 8, 2012, we issued 2,923,035 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Capex in the amount of $292,303.52 owed at January 26, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.   The indebtedness to Capex was incurred for research and development and some general and administrative expenses from December 1, 2009 through January 26, 2012.

*
On February 9, 2012, we issued 450,000 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to DT Crystal Holdings Ltd. in the amount of $45,000 owed at February 9, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to DT Crystal Holdings Ltd. was incurred for general and administrative expenses from December 5, 2011 to February 8, 2012.

*
On February 8, 2012, we issued 1,194,442 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Mr. Jean-Paul Langlais in the amount of $119,444.24 owed at January 31, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to Mr. Langlais was incurred for corporate development and travel expenses from December 1, 2010 to January 31, 2012.

3.         Other than as described above, the selling security holders have had no material relationship with the Company during the last three years.

4.         None of the selling shareholders are in the business of underwriting securities.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
March 15, 2012
Page 3

5.         Based upon a review of all of the factors aforesaid, it is my opinion that the transaction evidenced by the registration statement is not being conducted by or on behalf of the issuer.

6.         The disclosure on the cover page has been revised in response comment no. 2.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: iMetrik M2M Solutions Inc.